Choosing the right path.



First Federal Bancorp, Inc.
2003 Annual Report





[At First Federal,

we choose the path that

will best shape our future. We then

plot our course, traverse carefully and

remain focused on reaching the top step.]

Financial Highlights

	2003	2002	2001
Net Income	1,823,000	1,867,000	2,405,000
Basic Earnings per Share	.56	.58	.77
Total Stockholders' Equity	22,078,000	21,294,000	19,976,000
Total Assets	234,528,000	226,451,000	234,769,000


2003
2002
2001
2.4
2.2
2.0
1.8
1.6
1.4
Net Income (in millions)


2003
2002
2001
0.8
0.7
0.6
0.5
0.4
0.3
Earnings per Share


2003
2002
2001
24
23
22
21
20
19
Stockholders' Equity (in millions)

Your company had another active and rewarding year. Fiscal year 2003 saw the Bank make significant investments in solidifying its market presence, as well as laying the groundwork for expanding into new markets. First Federal will continue to explore opportunities for growth within its primary markets and in line with its overall strategic plan.

Forging New Ground

Fiscal year 2003 began with the opening of a new and expanded facility in Newcomerstown. The office was relocated from its old, storefront location on Main Street to a new, larger and more accessible facility a few blocks away on a highly visible property nearer schools, groceries, light industry and residential areas. The new building offers more parking, drive-thru windows, an ATM, and safe-deposit boxes that could not be provided at the old location. The grand opening celebration was well attended and participants expressed their appreciation for the investment the Bank was making in their community.

During the year, the Bank instituted a program to help the ever-growing number of depositors who are wrestling with the $100,000 FDIC insurance limit. Under a new program called Certificate of Deposit Account Registry Service (CDARS), First Federal can now allow its depositors to place up to $5 million in CD accounts at the Bank and have all of the money insured by FDIC. First Federal is currently one of only seven banks in Ohio offering this program.

[Despite the twists and turns of the terrain, we've succeeded by never losing sight of reaching our goals.]

The Bank also began developing a free checking product. Free checking has been available for a number of years through various means, such as direct deposit of payroll, but the Bank had never offered a truly free checking on its own. The account was developed in a way that would separate it from competitive offerings. First Federal expects this product to be one of the leading deposit products in the future.

Bettering the Bank

The refinancing boom in the mortgage-lending arena continued throughout the fiscal year. With rates hitting all-time lows, loan volumes were at record levels for the Bank. To take further advantage of the increased mortgage activity, the Bank developed a plan to open



a Loan Production Center (LPO) in the fast growing northeast section of Columbus, Ohio. First Federal hired a well-seasoned banking professional with prior experience establishing and managing LPO's. The new office opened in October 2003, but lending activity began prior to the actual office opening.

The Bank also worked diligently to implement the new federal guidelines and regulations regarding Customer Privacy and Customer Identification Procedures. While protecting customer information has always been a high priority, the new regulations gave the Bank the opportunity to establish more formal procedures and to work with outside vendors to develop better methods of maintaining customer information.

First Federal Bancorp, Inc. received recognition during the year from *US Banker* magazine by being ranked #125 in the country out of the top Community Banks with assets less than or equal to $1 billion. The report highlighted the Bancorp's three-year average return on equity (ROE) of 11.64% in determining the selection.

Article in July 2003 US Banker

Our success stems from overcoming obstacles and remaining wary of the shifting currents.

Continuing the Journey

First Federal continued its marketing plan of trying to create a unique and memorable position within the marketplace. In fact, fiscal year 2003 saw the unveiling of a new advertising slogan, "A Better Way to Bank." Response from the public has been supportive and indicates a higher awareness of the Bank's advertising and marketing presence.

The Bank took efforts during the year to build upon its strengths in its various markets and to enter new markets for increased business and sales opportunities. The Bank will continue to look for new ways to offer existing products and to introduce new products and services. Our goal is to keep abreast of the latest in banking practices while keeping our direction focused on our strategic plan. Thank you for your support and for contributing to your company's success.

J. William Plummer

President/CEO

A Better Way to Bank. It's more than a new advertising slogan. It's a steadfast promise to both our customers and investors.



A Year in Perspective

Fiscal Year 2003

Management's Discussion and Analysis or Plan of Operations

General

First Federal is primarily engaged in the business of attracting savings deposits from the general public and investing such funds in loans secured by one-to-four family residential real estate located primarily in eastern Ohio. First Federal also originates consumer loans, primarily direct and indirect loans for the purchase of automobiles, loans secured by multifamily real estate (over four units) and nonresidential real estate, other types of consumer loans, including home equity and home improvement loans, secured and unsecured lines-of-credit, and commercial loans. First Federal also invests in U.S. government and agency obligations, interest-bearing deposits in other banks, mortgage-backed securities and other investments permitted by applicable law.

First Federal's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolios and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. First Federal's profitability is also affected by the provision for loan losses and the level of other income and other expenses. Other income consists primarily of service charges, other fees on deposits, and gains on sales of loans. The gains on sales of loans are the result of First Federal's origination and sale of fixed-rate mortgage loans in the secondary market. Other expenses include salaries and employee benefits, occupancy of premises, federal deposit insurance premiums, data processing, advertising, state franchise tax and other operating expenses.

The operating results of First Federal are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. First Federal's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

Note Regarding Forward-Looking Statements

In addition to historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, First Federal's operations and First Federal's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and First Federal's market area generally.

Some of the forward-looking statements included herein are the statements regarding the following:

1. Management's determination of the amount of loan loss allowance;
2. Management's belief that deposits will increase during fiscal year 2004;
3. Management's anticipation that loan demand will remain stable, but that the mortgage loan portfolio may decrease if lower interest rates make adjustable mortgages, which are held in portfolio rather than being sold, less attractive;
4. Management's anticipation that advances from the FHLB will decrease as savings increase during fiscal year 2004;
5. Management's anticipation that adjustable-rate loans will reprice lower in fiscal year 2004 if interest rates remain relatively stable or decrease;
6. Legislative changes with respect to the activities of financial institutions; and
7. Management's expectation that the amount of its consumer loans will remain stable.

Selected Consolidated Financial Data

The following table sets forth certain information concerning the consolidated financial condition and results of operations of First Federal Bancorp, Inc. as of and for the periods indicated:

At or for the year ended September 30

Selected financial information and other data	2003	2002	2001	2000	1999
Total amount of:					
Assets	$ 234,528	$ 226,451	$ 234,769	$ 236,877	$ 209,860
Mortgage-backed securities	303	416	614	739	969
Loans receivable – net	205,476	195,525	203,404	207,049	178,949
Federal funds sold and other short-term investments	1,500	1,500	1,500	0	25
Interest-bearing deposits in other financial institutions	2,193	698	996	1,386	2,497
Investment securities and FHLB stock	12,950	14,286	14,535	14,711	13,496
Deposits	164,447	157,688	146,251	158,720	145,120
Borrowed funds	46,285	45,719	66,796	58,205	45,568
Stockholders' equity	22,078	21,294	19,976	18,118	17,652
Number of:					
Real estate loans outstanding	2,570	2,551	2,619	2,634	2,713
Consumer loans outstanding	5,908	6,537	7,536	7,836	6,769
Deposit accounts	16,874	16,969	17,784	18,898	19,786
Full service offices	6	6	6	6	6

Summary of operations	2003	2002	2001	2000	1999
Total interest income	$ 13,915	$ 15,832	$ 18,480	$ 16,992	$ 15,639
Total interest expense	5,509	7,031	10,303	9,787	8,662
Net interest income	8,406	8,801	8,177	7,205	6,977
Provision for loan losses	270	357	83	161	182
Net interest income after provision for loan losses	8,136	8,444	8,094	7,044	6,795
Noninterest income	1,793	1,395	1,586	1,068	974
Noninterest expense	7,146	6,957	5,974	5,581	5,515
Income before federal income tax	2,783	2,882	3,706	2,531	2,254
Provision for federal income taxes	960	1,015	1,301	914	746
Net income	$ 1,823	$ 1,867	$ 2,405	$ 1,617	$ 1,508
Basic earnings per share	$ .56	$ .58	$ .77	$ .51	$ .47
Diluted earnings per share	$ .54	$ .56	$ .73	$ .48	$ .44
Cash dividend declared per share	$ 0.22	$ 0.195	$ 0.175	$ 0.16	$ 0.16
Weighted average common and common equivalent shares					
Basic	3,236,642	3,205,099	3,118,269	3,168,193	3,176,462
Diluted	3,349,713	3,357,180	3,305,508	3,377,400	3,395,617

(Dollars in thousands except for per share data)

At or for the year ended September 30

Key Operating Ratios	2003	2002	2001	2000	1999
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities) at end of period	3.74%	3.87%	3.51%	3.21%	3.29%
Average interest rate spread	3.68	3.83	3.43	3.18	3.35
Net interest yield (net interest income divided by average interest-earning assets)	3.92	4.10	3.72	3.42	3.53
Return on stockholders' equity (1)	8.44	8.95	12.73	9.03	8.83
Return on assets (2)	.80	.81	1.03	.72	.71
Average interest-earning assets to average interest-bearing liabilities	106.70	108.29	106.13	105.10	104.37
Stockholders' equity to total assets at end of period	9.41	9.40	8.51	7.65	8.41
Average stockholders' equity to average total assets	9.46	9.09	8.12	7.99	8.05
Dividend payout	40.42	33.72	22.70	31.37	34.04
Nonperforming assets ratio (total nonperforming assets divided by total assets) at end of period (3)	.22	.19	.27	.02	.11
Loan loss allowance to net loans outstanding at end of period	.73	.86	.79	.88	1.01

(1) Net income divided by average stockholders' equity.

(2) Net income divided by average total assets.

(3) Nonperforming assets consist of nonaccruing loans, accruing loans which are past due 90 days or more, real estate owned and property held for future sale.

Financial Condition Data

Total assets of First Federal increased to $234.5 million at September 30, 2003, from $226.5 million at September 30, 2002. The increase in assets is the result of an increase in net loans receivable of $10.0 million, or 5.12%, from $195.5 million at September 30, 2002, to $205.5 million at September 30, 2003. The increase in loans receivable was comprised of an increase in residential real estate loans of $5.3 million, a $4.4 million increase in commercial loans, a $3.2 million increase in non-residential real estate loans, a $3.0 million increase in home equity loans, a $5.1 million decrease in consumer automobile loans, and a decrease of $841,000 in other consumer loans. The decrease in consumer auto loans was due to a decreased volume in loans originated.

Investment securities decreased $1.6 million, and interest-bearing deposits in other financial institutions increased $1.5 million. First Federal still retained the level of securities necessary for liquidity. See "Liquidity and Capital Resources." Accrued interest receivable decreased $117,000 at September 30, 2003. FHLB stock increased $192,100.

The allowance for loan losses decreased from $1,688,000 at September 30, 2002, to $1,509,000 at September 30, 2003. Specific valuation on consumer car loans decreased due to higher collateral values which resulted in less of a reserve needed. Repossessed autos decreased $151,000 from the same period last year. Delinquencies increased to $1.8 million at September 30, 2003 from $1.7 million at September 30, 2002. Real estate loans comprised $730,000 of the September 30, 2003 balance compared to $911,000 at September 2002. The real estate collateral exceeded the balances on the loans, so additional allowances for the loss were not needed. Total nonaccrual loans and accruing loans that are 90 days past due decreased from $761,000 to $690,000. First Federal reviews on a quarterly basis the allowance for loan losses as it relates to a number of relevant factors, including but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending area, past loss experience and probable losses arising from specific problem assets. To a lesser extent, management also considers loan concentrations to single borrowers and changes in the composition of the loan portfolio. While management believes that it uses

Financial Condition Data cont.

the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. See Exhibit 99.2 in Form 10-KSB, "Safe Harbor Under the Private Securities Litigation Reform Act of 1995," which is incorporated herein by reference.

Loans not secured by one- to four-family residential real estate are generally considered to involve greater risk of loss than loans secured by one- to four-family residential real estate due, in part, to the effects of general economic conditions. The repayment of multifamily residential and nonresidential real estate loans generally depends upon the cash flow from the operation of the property, which may be negatively affected by national and local economic conditions that cause leases not to be renewed or that negatively affect the operations of a commercial borrower. Construction loans may also be negatively affected by such economic conditions, particularly loans made to developers who do not have a buyer for a property before the loan is made. The risk of default on consumer loans increases during periods of recession, high unemployment and other adverse economic conditions. When consumers have trouble paying their bills, they are more likely to pay mortgage loans than consumer loans, and the collateral securing consumer loans, if any, may decrease in value more rapidly than the outstanding balance of the loan.

Deposits increased by $6.8 million, or 4.29%, from $157.7 million at September 30, 2002, to $164.5 million at September 30, 2003. The increase is primarily due to the increase in statement savings and negotiated rate accounts at September 30, 2003. Because customers' uncertainty continues in regards to future interest rates and the stock market, the Savings Bank has experienced increased growth in various non-term products. As the uncertainty of future interest rates and the stock market becomes more clear, it is unknown what impact that will have on the Bank's short-term deposits. The balance of certificates of deposit increased $1.3 million to $82.3 million at September 30, 2003, from $81.0 million at September 30, 2002. At September 30, 2003, FHLB advances totaled $46.3 million, an increase of $566,000 from the $45.7 million of advances outstanding at September 30, 2002. Management believes that deposits will increase during fiscal year 2004 and that it will not be necessary to fund the anticipated steady loan demand with further advances from the FHLB. No assurance can be provided, however, that deposits will increase and that loan demand will remain steady. Deposit levels and loan demand are affected by national, as well as local, interest rates, the attractiveness of alternative investments and other national and local economic circumstances.

Stockholders' equity was $22.1 million, or 9.41% of total assets, at September 30, 2003, compared to $21.3 million, or 9.40% of total assets, at September 30, 2002. The increase was attributable to $1.8 million in net income for the 2003 fiscal year and proceeds from exercised options of $247,742, less $711,000 in dividends declared and paid and $576,500 used to purchase 73,414 shares of Bancorp.

Comparison of the Years Ended *September 30, 2003 and 2002*

Bancorp reported net income for the 2003 fiscal year of approximately $1.8 million, compared to $1.9 million in fiscal year 2002. The most significant changes from 2002 to 2003 were the $395,000 decrease in net interest income and the $87,000 decrease in the provision for loan losses, a $398,000 increase in noninterest income, an increase of $189,000 in noninterest expense and a decrease of $55,000 in federal income tax expense.

Net interest income decreased by $395,000 in fiscal year 2003 compared to fiscal year 2002. Interest income decreased $1.9 million during fiscal year 2003 from $15.8 million during fiscal year 2002. This decrease was a result of the average mortgage loan balance in 2003 remaining stable compared to the average mortgage loan balance in 2002, while the average yield decreased from 7.67% to 6.79%. Loan originations are affected by loan demand, which in turn is affected by interest rates offered, general economic conditions and the availability of funds for lending activities. With the low rates, many loan customers have chosen fixed-rate loans over adjustable-rate loans. This has resulted in selling more loans in the secondary market instead of keeping the loans in First Federal's portfolio. If interest rates remain low and First Federal continues to sell the fixed-rate loans, interest income will be reduced, as will the outstanding portfolio. If interest rates remain relatively stable or decrease during fiscal year 2004, the adjustable-rate mortgage loan portfolio will continue to reprice at lower rates, due to the lower interest rates. No assurance can be provided, however, that interest rates will remain stable or decrease. Interest rates are affected by general, local and national economic conditions, the policies of various regulatory authorities and other factors beyond the control of First Federal. Interest expense for fiscal year 2003 decreased $1.5 million from $7.0 million during fiscal year 2002. Included in interest expense for 2003 is approximately $2.1 million of interest on borrowed funds. The decrease in interest expense on borrowed funds is the result of decreased FHLB interest rates on the advances and decreased average balances of borrowed funds as the funds from increased savings were utilized to pay down the advances. The decrease in interest expense on deposits is the result of lower interest rates on deposits and a shift from higher rate certificates of deposit to lower rate demand and savings accounts.

First Federal's average interest rate spread decreased from 3.87% in fiscal 2002 to 3.74% in fiscal 2003 because the average rate First Federal is earning on interest-earning assets decreased more than the average rate First Federal is paying on interest-bearing liabilities.

The provision for loan losses was $270,000 in the 2003 fiscal year, a decrease of $87,000 from the 2002 fiscal year. The consumer delinquencies provision decreased $151,000 due to the reduction in repossessed autos. Total delinquencies were $1.8 million at September 30, 2003, of which $1.0 million were on consumer loans, and $1.7 million at September 30, 2002, of which $759,000 were on consumer loans. Total nonaccrual loans and accruing loans that are 90 days past due decreased to $690,000 from $761,000.

Noninterest income increased for fiscal 2003 by $398,000 from fiscal 2002. This is a result of an increase of $109,000 in gain on loans sold, an increase in other income of $155,000, and an increase of $134,000 in service charges on demand and deposit accounts. This is mainly due to a new program for checking accounts that protects customers from insufficient funds as checks are presented for payment.

Noninterest expenses increased by $189,000 from fiscal 2002 to fiscal 2003. The increase is largely attributable to the cost of the First Federal Savings Bank of Eastern Ohio Defined Benefit Pension Plan (the "Pension Plan") of $311,000 to terminate the Pension Plan. The Board of Directors of First Federal terminated the Pension Plan effective December 31, 2002. All Pension Plan participants actively employed on the termination date were 100% vested in their accrued benefit as of that date. The Board of Directors of First Federal also adopted a defined contribution plan qualified under Section 401 (k) of the Internal Revenue Code of 1986, as amended, to replace the Pension Plan. The defined contribution plan will include employer contributions as well as employer matching contributions based on the employee's participation. Data processing costs decreased $104,000, which resulted from not having expenses related to the conversion to the new core processor in the first quarter of the fiscal year 2002. Occupancy and equipment expense increased $116,000 principally due to the increased utilities and depreciation on the building and furniture and fixtures for the new office in Newcomerstown, Ohio. Advertising increased $37,000 due to additional marketing utilized as competitors in our market areas changed. Other operating expenses increased $152,000 compared to last year due to higher consulting and professional fees and miscellaneous expenses.

The federal income tax provision decreased by $55,000 from fiscal 2002 to fiscal 2003. The effective tax rate for fiscal year 2003 was 34.50% and 35.20% for 2002.

Comparison of the Years Ended *September 30, 2002 and 2001*

Bancorp reported net income for the 2002 fiscal year of approximately $1.9 million, compared to $2.4 million in fiscal year 2001. The most significant changes from 2001 to 2002 were the $623,000 increase in net interest income and the $274,000 increase in the provision for loan losses, a $191,000 decrease in noninterest income, an increase of $983,000 in noninterest expense and a decrease of $286,000 in federal income tax expense.

Net interest income increased by $623,000 in fiscal year 2002 compared to fiscal year 2001. Interest income decreased $2.6 million during fiscal year 2002 from $18.5 million during fiscal year 2001. This decrease was a result of the average mortgage loan balance in 2002 being lower than the average mortgage loan balance in 2001. Interest expense for fiscal year 2002 decreased $3.3 million from $10.3 million during fiscal year 2001. Included in interest expense for 2002 is approximately $2.8 million of interest on borrowed funds. The decrease in interest expense on borrowed funds is the result of decreased FHLB interest rates on the advances and decreased average balances of borrowed funds as the funds from increased savings were utilized to pay down the advances. The decrease in interest expense on deposits is the result of lower interest rates on deposits and a shift from higher rate certificates of deposit to lower rate demand accounts.

First Federal's average interest rate spread increased from 3.43% in fiscal 2001 to 3.83% in fiscal 2002 because the average rate First Federal is earning on interest-earning assets increased more than the average rate First Federal is paying on interest-bearing liabilities.

The provision for loan losses was $357,000 in the 2002 fiscal year, an increase of $274,000 from the 2001 fiscal year. The consumer delinquencies provision increased $106,000 due to the reduced collateral value compared to the loan balance on delinquent loans. During fiscal 2001 the savings bank recovered $149,000 on a previously accrued allowance on a loan that paid off. This did not occur in fiscal 2002. Total delinquencies were $1.7 million at September 30, 2002, of which $759,000 were on consumer loans, and $2.7 million at September 30, 2001, of which $1.2 million were on consumer loans. Total nonaccrual loans and accruing loans that are 90 days past due decreased to $761,000 from $853,000.

Noninterest income decreased for fiscal 2002 by $191,000 from fiscal 2001. This is a result of a decrease of $248,000 in gain on loans sold due to the impairment of mortgage servicing rights as interest rates have declined, and a decrease in other income of $109,000, partially offset by an increase of $166,000 in service charges on deposit accounts.

Comparison of the Years Ended cont. *September 30, 2002 and 2001*

Noninterest expenses increased by $983,000 from fiscal 2001 to fiscal 2002. The increase is largely attributable to a $514,000 increase in salaries and benefits, due in part to the cost of the Pension Plan of $107,000 and costs to terminate the Pension Plan. Salaries and benefits also increased due to increased medical plan costs and normal pay increases totaling $99,000. Data processing costs increased $165,000, which resulted from $200,000 in expenses related to the conversion to the new core processor in the first quarter of the fiscal year 2002. Occupancy expense decreased $10,000 due to a decrease in furniture and fixture expense. Advertising increased $96,000 due to additional marketing utilized as competitors in our market areas changed. Other operating expenses increased $200,000 due to $51,000 increased costs for courier, postage, telephone and savings accounts, expenses increased $17,000 for training and travel due to the conversion to a new core processor, increased write-off of equipment no longer utilized after the conversion of $48,000, increased costs of $15,000 to operate the ATM's and $16,000 of increased miscellaneous losses on checking accounts.

The federal income tax provision decreased by $286,000 from fiscal 2001 to fiscal 2002. The effective tax rate for fiscal year 2002 was 35.20% and 35.10% for 2001.

Asset and Liability Management

First Federal's Board of Directors has formulated an asset and liability management policy designed to accomplish First Federal's principal financial objective of enhancing long-term profitability while reducing its interest rate risk. The principal elements of such policy are to: (i) originate long-term, fixed-rate mortgage loans primarily for sale; (ii) emphasize the origination of adjustable-rate loans; (iii) originate high quality, short-term consumer loans; (iv) maintain excess liquidity in relatively short-term, interest-bearing instruments; and (v) lengthen the maturity of its liabilities by seeking longer-term deposits. First Federal's asset and liability management policy is designed to reduce the impact of changes in interest rates on its net interest income by achieving a more favorable match between the maturity or repricing dates of its interest-earning assets and interest-bearing liabilities.

First Federal has emphasized the origination of adjustable-rate mortgage loans and consumer loans in order to more closely match the maturities or repricing dates of its interest-earning assets and its interest-bearing liabilities. It has, therefore, sold most of the fixed-rate loans it has originated in the last few years. The origination of adjustable-rate mortgage loans in a low or decreasing interest rate environment, as the economy has been experiencing recently, is more difficult, however, due to the increased consumer demand for fixed-rate mortgage loans. First Federal has, therefore, begun retaining a few of its fixed-rate mortgage loans.

In recent years, First Federal has stressed short-term consumer lending, primarily the origination of automobile loans. In fiscal year 2003, the automobile loans decreased to $36.1 million from $41.3 million in fiscal year 2002. First Federal intends to continue to maintain consumer loans at current levels or increase such amounts, depending upon the demand for such loans. Consumer loans may decrease, however, due to decreased demand or increased competition.

First Federal's interest rate spread is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time, because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset value to changes in interest rates. The management and Board of Directors of First Federal carefully manage First Federal's exposure to interest rate risk in a manner designed to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within the limits established by the Board of Directors assuming a permanent and instantaneous parallel shift in interest rates. The Board has established parameters for the maximum absolute change in market value of portfolio equity at + 200 basis points at (40)% and at –100 basis points at (30)%. First Federal's projected change in the market value of its portfolio is 9% and (6)% at September 30, 2003.

Liquidity and Capital Resources

First Federal's principal sources of funds are deposits, repayments on loans and mortgage-backed securities, maturities of investment securities, FHLB advances, and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates and competition. The particular sources of funds utilized by First Federal from time to time are selected based on comparative costs and availability. First Federal generally manages the pricing of its deposits to maintain a steady deposit balance. From time to time, First Federal has decided not to pay rates on deposits as high as the rates paid by its competitors. First Federal has, when necessary, supplemented deposits with longer term or less expensive alternative sources of funds, such as advances from the FHLB.

The OTS requires savings associations to maintain a sufficient level of investments in specified types of liquid assets intended to provide a source of relatively liquid funds upon which First Federal may rely if necessary to fund deposit withdrawals and other short-term funding needs. The liquidity of First Federal, defined as adjusted liquid assets divided by deposits minus jumbo certificates due in one year or less, was 5.13% at September 30, 2003 and 6.86% at September 30, 2002. Liquidity management is both a daily and long-term responsibility of management. First Federal adjusts its investments in cash and cash equivalents based upon management's assessment of (i) expected loan demand, (ii) projected mortgage-backed and investment security maturities, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) the objectives of its asset/liability management program. Excess liquidity is invested generally in federal funds sold, mortgage-backed securities, interest-bearing deposits and floating-rate corporate debt securities. If First Federal requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Cincinnati and collateral eligible for reverse repurchase agreements.

At September 30, 2003 First Federal had outstanding commitments to originate loans of $2.9 million, and $792,000 in commitments to sell loans. At September 30, 2003, First Federal had granted unused lines of credit to borrowers aggregating approximately $1.5 million and $19.0 million for commercial and open-ended consumer loans, respectively. There were no commitments to purchase loans at such date. Certificates of deposit scheduled to mature in one year or less at September 30, 2003, totaled $32.1 million. Management believes that a significant portion of the amounts maturing during 2004 will remain on deposit with First Federal because they are mostly from within First Federal's primary market area and are not negotiated rate deposits. Deposits may not remain, however, due to changes in the economy, changes in interest rates that may make alternative investments more attractive, or increased competition among financial institutions.

During the fiscal year ended September 30, 2003, cash provided by operating activities, overnight deposits, mortgage-backed securities repayments, and loan repayments were used to fund deposit maturities and withdrawals, repay borrowings, and loan originations.

First Federal's liquidity is a product of its operating, investing and financing activities. These activities for the periods presented are summarized in the following table:

Year Ended September 30	2003	2002	2001
Net cash provided by operating activities	$ 3,007	$ 4,038	$ 1,661
Net cash provided (used) in investing	(10,856)	5,943	4,533
Net cash provided (used) by financing activities	6,249	(10,253)	(4,535)
(Decrease) Increase in cash and cash equivalents	(1,600)	(272)	1,659
Cash and cash equivalents at beginning of year	6,224	6,496	4,837
Cash and cash equivalents at end of year	$ 4,624	$ 6,224	$ 6,496

First Federal is required by OTS regulations to meet certain minimum capital requirements. The following table sets forth certain information regarding First Federal's compliance with applicable regulatory capital requirements at September 30, 2003.

	Amount	Percent of assets
Tangible capital	$ 17,844	7.59%
Tangible capital requirement	3,528	1.50
Excess	$ 14,316	6.09%
Core capital	$ 17,844	7.59%
Core capital requirement (1)	9,408	4.00
Excess	$ 8,436	3.59%
Total risk-based capital	$ 19,170	10.69%
Risk-based capital requirement	14,344	8.00
Excess	$ 4,826	2.69%

(1) Although the general required minimum core capital is 4.00%, savings associations that meet certain requirements may be permitted to maintain minimum core capital of 3.00%.

Table Dollar Amounts in Thousands

Off-balance Sheet Arrangements

Bancorp had no off-balance sheet arrangements as of September 30, 2003.

Critical Accounting Policies

The accounting and reporting policies of Bancorp are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Bancorp's significant accounting policies are described in detail in the notes to Bancorp's consolidated financial statements for the year ended September 30, 2003. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Bancorp's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses

The allowance for loan losses provides coverage for probable losses inherent in First Federal's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

First Federal determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of First Federal's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. First Federal estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon First Federal's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Effect of Accounting Changes

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SEAS No. 123, "Accounting for Stock-Based Compensation." This statement provides the alternative methods of transition for a voluntary change to a fair-value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SEAS No.148 is not expected to have a material effect on Bancorp's consolidated financial position or results of operations.

In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken inn issuing a guarantee, and also expands the related disclosures. The provisions of initial recognition are effective for guarantees issued or modified after December 31, 2002. Management believes that the adoption of FIN 45 will not have a significant impact on Bancorp's consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. FIN 46 is not expected to have a material effect on Bancorp's consolidated financial statements.

In April 2003, the FASB issued SEAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivative, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASE projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of this standard is not expected to have a material effect on Bancorp's consolidated financial statements.

In May 2003, the FASB issued SEAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this standard did not have a material effect on Bancorp's consolidated financial statements.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in relative purchasing power of money over time because of inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of First Federal are monetary in nature. As a result, interest rates have a more significant impact on First Federal's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Market for Common Equity and Related Stockholder Matters

Price information with respect to Bancorp's common shares is listed on The Nasdaq SmallCap Market ("Nasdaq") under the symbol of FFBZ. The following table sets forth the range of high and low bid information for the common shares of Bancorp, as quoted by Nasdaq, together with the dividends declared per common share for each quarter during the fiscal years ended September 30, 2003 and 2002.

	09/03	06/03	03/03	12/02	09/02	06/02	03/02	12/01
Dividend Declared	$0.055	$0.055	$0.055	$0.055	$0.05	$0.05	$0.05	$0.045
High Bid During Quarter	8.31	7.79	8.00	8.18	8.20	8.34	7.93	6.35
Low Bid During Quarter	7.30	7.20	7.43	7.75	6.42	6.73	6.00	5.65
Last Bid Of Quarter	8.12	7.63	7.59	7.95	7.88	7.20	7.790	6.00

The foregoing quotations reflect interdealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

Bancorp had 3,260,681 common shares outstanding and held of record by approximately 292 stockholders as of November 30, 2003. Bancorp's common shares are traded on The Nasdaq SmallCap Market under the symbol of FFBZ.

The income of Bancorp consists primarily of dividends from First Federal. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings banks. Under OTS regulations applicable to converted savings banks, First Federal is not permitted to pay a cash dividend on its capital stock if First Federal's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount established for the purpose of granting a limited priority claim on the assets of First Federal in the event of a complete liquidation to those members of First Federal before its conversion to stock form who maintain a savings account at First Federal after the conversion or applicable regulatory capital requirements prescribed by the OTS.

An application must be submitted and approval from the OTS must be obtained by a subsidiary of a savings and loan holding company (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

Independent Accountants' Report

To the Stockholders and
Board of Directors
First Federal Bancorp, Inc.
Zanesville, Ohio

We have audited the accompanying consolidated balance sheets of First Federal Bancorp, Inc. as of September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of First Federal Bancorp, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
October 30, 2003

Table of Contents

Consolidated Balance Sheets

September 30	2003	2002
Assets		
Cash and due from banks	$ 3,123,216	$ 4,723,753
Interest-bearing deposits with banks	1,500,000	1,500,000
Cash and cash equivalents	4,623,216	6,223,753
Interest-bearing deposits	2,193,000	698,000
Held-to-maturity securities	8,470,324	10,110,104
Loans, net of allowance for loan losses of $1,509,000 and $1,688,000 in 2003 and 2002, respectively	205,475,995	195,525,552
Premises and equipment	7,113,867	7,163,805
Federal Home Loan Bank stock	4,783,400	4,591,300
Interest receivable	1,148,254	1,265,491
Other	719,596	873,305
Total assets	$ 234,527,652	$ 226,451,310

	2003	2002
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 164,447,049	$ 157,687,991
Short-term borrowings	6,360,000	2,778,000
Long-term debt	39,925,131	42,941,048
Accrued interest payable	273,951	347,682
Other liabilities	1,443,641	1,402,318
Total liabilities	212,449,772	205,157,039
Stockholders' Equity		
Preferred stock, $100 par value		
Authorized – 1,000,000 shares, no shares issued and outstanding		
Class A common, no par value		
Authorized – 9,000,000 shares		
Issued – 3,303,400 shares		
Outstanding 2003 – 3,260,681 shares, 2002 – 3,263,165 shares	3,823,153	3,823,153
Retained earnings	18,584,939	17,751,308
Treasury stock, at cost		
Common; 2003 – 42,719 shares, 2002 – 40,235 shares	(330,212)	(280,190)
Total stockholders' equity	22,077,880	21,294,271
Total liabilities and stockholders' equity	$ 234,527,652	$ 226,451,310

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years Ended September 30	2003	2002	2001
Interest Income			
Loans	$ 13,400,844	$ 15,130,146	$ 17,401,401
Held-to-maturity securities	468,527	652,981	981,976
Deposits with banks	45,878	48,895	97,067
Total interest income	13,915,249	15,832,022	18,480,444
Interest Expense			
Deposits	3,430,449	4,254,890	7,129,857
Borrowings	2,078,960	2,776,521	3,173,430
Total interest expense	5,509,409	7,031,411	10,303,287
Net Interest Income	8,405,840	8,800,611	8,177,157
Provision for Loan Losses	270,461	357,279	83,442
Net Interest Income After Provision for Loan Losses	8,135,379	8,443,332	8,093,715
Noninterest Income			
Service charges on deposit accounts	680,955	547,407	381,951
Sale of mortgage loans	346,249	237,061	484,883
Other	766,134	610,640	719,434
Total noninterest income	1,793,338	1,395,108	1,586,268
Noninterest Expense			
Salaries and employee benefits	3,242,060	3,258,853	2,744,863
Occupancy and equipment expense	1,031,247	915,282	925,635
Data processing fees	690,237	794,627	629,557
Deposit insurance premium	87,372	87,235	89,444
Advertising	409,933	373,141	277,032
Ohio Franchise taxes	242,779	237,778	217,508
Other	1,441,863	1,289,805	1,089,452
Total noninterest expense	7,145,491	6,956,721	5,973,491
Income Before Income Taxes	2,783,226	2,881,719	3,706,492
Provision for Income Taxes	960,213	1,015,008	1,301,002
Net Income	$ 1,823,013	$ 1,866,711	$ 2,405,490
Basic Earnings Per Share	$ .56	$ .58	$ .77
Diluted Earnings Per Share	$ .54	$ .56	$ .73

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, October 1, 2000	$ 3,736,076	$ 15,345,127	$ (963,509)	$ 18,117,694
Net income	—	2,405,490	—	2,405,490
Dividends on common stock, $.175 per share	—	(546,078)	—	(546,078)
Purchase of treasury stock	—	—	(29,375)	(29,375)
Sale of treasury stock from exercise of options	7,438	(33,759)	54,534	28,213
Balance, September 30, 2001	3,743,514	17,170,780	(938,350)	19,975,944
Net income	—	1,866,711	—	1,866,711
Dividends on common stock, $.195 per share	—	(629,487)	—	(629,487)
Purchase of treasury stock	—	—	(312,076)	(312,076)
Sale of treasury stock from exercise of options	—	(656,696)	970,236	313,540
Tax benefit of stock options	79,639	—	—	79,639
Balance, September 30, 2002	3,823,153	17,751,308	(280,190)	21,294,271
Net income	—	1,823,013	—	1,823,013
Dividends on common stock, $.22 per share	—	(710,609)	—	(710,609)
Purchase of treasury stock	—	—	(576,536)	(576,536)
Sale of treasury stock from exercise of options	—	(278,773)	526,514	247,741
Balance, September 30, 2003	$ 3,823,153	$ 18,584,939	$ (330,212)	$ 22,077,880

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years Ended September 30	2003	2002	2001
Operating Activities			
Net income	$ 1,823,013	$ 1,866,711	$ 2,405,490
Items not requiring (providing) cash			
Depreciation and amortization	633,083	592,152	590,773
Provision for loan losses	270,461	357,279	83,442
Amortization of premiums and discounts on securities	197,200	188,660	(67,121)
Deferred income taxes	78,000	(39,050)	212,000
FHLB stock dividend	(192,100)	(217,200)	(302,900)
Changes in			
Mortgage loans held for sale	—	693,796	(693,796)
Other assets and other liabilities	197,075	595,953	(566,905)
Net cash provided by operating activities	3,006,732	4,038,301	1,660,983
Investing Activities			
Net change in interest-bearing deposits	(1,495,000)	298,000	390,000
Net (originations) collections of loans	(10,930,708)	6,045,773	3,670,174
Purchase of premises and equipment	(583,145)	(1,386,238)	(462,046)
Purchases of held-to-maturity securities	(10,193,956)	(5,726,002)	(27,759,321)
Proceeds from maturities of held-to-maturity securities	11,636,536	6,204,204	28,429,404
Proceeds from sales and payments received on real estate owned and repossessed assets	709,804	507,111	264,905
Net cash provided by (used in) investing activities	(10,856,469)	5,942,848	4,533,116
Financing Activities			
Net increase (decrease) in deposits	6,759,058	11,437,323	(12,469,451)
Net increase (decrease) in short-term borrowings	3,582,000	(26,062,000)	(395,000)
Proceeds from issuance of long-term debt	8,000,000	11,000,000	20,000,000
Repayment of long-term debt	(11,015,917)	(6,014,991)	(11,014,121)
Proceeds from exercise of options	247,741	313,540	28,213
Dividends paid	(710,609)	(629,487)	(546,078)
Purchase of stock	(576,536)	(312,076)	(29,375)
Net increases in advances from borrowers for taxes and insurance	(36,537)	14,161	(109,555)
Net cash provided by (used in) financing activities	6,249,200	(10,253,530)	(4,535,367)
Increase (Decrease) in Cash and Cash Equivalents	(1,600,537)	(272,381)	1,658,732
Cash and Cash Equivalents, Beginning of Year	6,223,753	6,496,134	4,837,402
Cash and Cash Equivalents, End of Year	$ 4,623,216	$ 6,223,753	$ 6,496,134
Supplemental Cash Flows Information			
Real estate acquired in settlement of loans	$ 709,804	$ 779,431	$ 584,856
Interest paid	5,583,140	7,206,695	10,406,264
Income taxes paid (net of refunds)	760,000	1,006,970	1,219,289

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

First Federal Bancorp, Inc. (Company) is a unitary savings and loan holding company whose principal activity is the ownership and management of First Federal Savings Bank of Eastern Ohio (Bank). The Bank operates under a federal thrift charter and provides full banking services in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in east central Ohio. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2003 and 2002, cash equivalents consisted of interest-bearing demand deposits.

Securities

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity.

Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

At September 30, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 14. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

Notes to Consolidated Financial Statements cont.

Years Ended September 30	2003	2002	2001
Net income, as reported	$ 1,823	$ 1,867	$ 2,405
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	19	205	8
Pro forma net income	$ 1,804	$ 1,662	$ 2,397
Earnings per share:			
Basic–as reported	0.56	0.58	0.77
Basic–pro forma	0.56	0.52	0.77
Diluted–as reported	0.54	0.56	0.73
Diluted–pro forma	0.54	0.50	0.73

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares and potential common shares outstanding during each year.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at September 30, 2003, was $994,000.

Note 3: Investments

Held-to-Maturity Securities

The amortized cost and approximate fair values of securities classified as held to maturity are as follows:

	2003			
September 30	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
U.S. government agencies	$ 8,119	$ 28	$ —	$ 8,147
Mortgage-backed securities	303	1	(1)	303
Other securities	48	—	—	48
	$ 8,470	$ 29	$ (1)	$ 8,498

	2002			
September 30	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
U.S. government agencies	$ 9,613	$ 111	$ —	$ 9,724
Mortgage-backed securities	415	15	—	430
Other securities	82	—	—	82
	$ 10,110	$ 126	$ 0	$ 10,236

Table Dollar Amounts in Thousands

Maturities of held-to-maturity debt investments at September 30, 2003:

	Amortized Cost	Approximate Fair Value
One year or less	$ 6,074	$ 6,094
After one through five years	2,093	2,101
Mortgage-backed securities not due on a single maturity date	303	303
	$ 8,470	$ 8,498

The book value of securities pledged as collateral, to secure public deposits and for other purposes, amounted to $4,662,000 at September 30, 2003 and $5,690,000 at September 30, 2002. The approximate fair value of pledged securities amounted to $4,677,000 at September 30, 2003 and $5,829,000 at September 30, 2002.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at September 30, 2003 and 2002, include:

	2003	2002
Real estate loans		
Secured by one-to-four-family residences	$ 89,312	$ 87,369
Secured by multi-family	9,747	9,410
Nonresidential	24,697	21,495
Construction loans	8,162	7,633
Consumer and other loans		
Automobile	36,133	41,269
Home equity and second mortgage	27,827	25,413
Commercial	11,513	7,105
Other	1,415	1,661
	208,806	201,355
Deferred loan costs	485	497
Undisbursed portion of loans in process	(2,306)	(4,638)
Allowance for loan losses	(1,509)	(1,688)
	$ 205,476	$ 195,526

Activity in the allowance for loan losses was as follows:

	2003	2002	2001
Balance, beginning of year	$ 1,688	$ 1,605	$ 1,828
Provision charged to expense	270	357	83
Recoveries on loans	154	38	27
Losses charged off	(603)	(312)	(333)
Balance, end of year	$ 1,509	$ 1,688	$ 1,605

At September 30, 2003 and 2002, accruing loans delinquent 90 days or more totaled $81,000 and $276,000, respectively. Non-accruing loans at September 30, 2003 and 2002 were $609,000 and $485,000, respectively.

Notes to Consolidated Financial Statements cont.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2003	2002
Land and improvements	$ 1,452	$ 781
Buildings	7,231	6,580
Equipment	3,410	3,168
	12,093	10,529
Less accumulated depreciation	(4,979)	(4,377)
Construction in progress	—	1,012
Net premises and equipment	$ 7,114	$ 7,164

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $80,846,000 and $61,908,000 at September 30, 2003 and 2002, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in other liabilities, were approximately $293,000 and $234,000 at September 30, 2003 and 2002, respectively.

The aggregate fair value of capitalized mortgage servicing rights at September 30, 2003 and 2002 totaled $242,000 and $379,000. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2003	2002
Mortgage Servicing Rights		
Balances, beginning of year	$ 582	$ 370
Servicing rights capitalized	616	325
Amortization of servicing rights	(632)	(113)
	566	582
Valuation allowance	(324)	(203)
Balances, end of year	$ 242	$ 379

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2003	2002
Balance, beginning of year	$ (203)	$ —
Additions	(121)	(203)
Balance, end of year	(324)	(203)

Table Dollar Amounts in Thousands

Note 7: Deposits

	2003	2002
Demand deposits	$ 51,405	$ 58,799
Savings deposits	30,753	17,900
Certificates and other time deposits of $100,000 or more	22,144	19,951
Other certificates and time deposits	60,145	61,038
	$ 164,447	$ 157,688

At September 30, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 32,104
2005	35,929
2006	10,299
2007	1,470
2008	2,472
Thereafter	15
	$ 82,289

Note 8: Short-Term Borrowings

Short-term debt consists solely of variable-rate (1.27%) FHLB advances.

Note 9: Long-Term Debt

Long-term debt consists solely of fixed-rate (2.69% to 6.90%) FHLB advances.

The FHLB advances are secured by first-mortgage loans totaling $73,219,000 and FHLB stock at September 30, 2003. Advances are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of long-term debt at September 30, 2003, are:

2004	$ 6,016
2005	14,016
2006	1,016
2007	8,016
2008	6,016
Thereafter	4,845
	$ 39,925

The Bank has a line of credit of $12,500,000 with FHLB. At September 30, 2003, $12,290,000 of the line of credit was used as a letter of credit to secure public deposits.

Notes to Consolidated Financial Statements cont.

Note 10: Income Taxes

The provision for income taxes includes these components:

	2003	2002	2001
Taxes currently payable	$ 882	$ 1,054	$ 1,089
Deferred income taxes	78	(39)	212
Income tax expense	$ 960	$ 1,015	$ 1,301

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

	2003	2002	2001
Computed at the statutory rate 34%	$ 946	$ 980	$ 1,260
Increase resulting from			
Other	14	35	41
Actual tax expense	$ 960	$ 1,015	$ 1,301

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 473	$ 462
Accrued compensated absences	66	46
	539	508
Deferred tax liabilities		
Depreciation	(143)	(146)
FHLB stock dividends	(827)	(761)
Loan fees	(110)	(17)
Mortgage servicing rights	(82)	(127)
Other	(1)	(3)
	(1,163)	(1,054)
Net deferred tax liability	$ (624)	$ (546)

Retained earnings at September 30, 2003 and 2002, include approximately $1,615,000, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amount that would have been recorded if it were expected to reverse into taxable income in the foreseeable future was approximately $549,000.

Table Dollar Amounts in Thousands

Note 11: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2003						
Total Capital (to Risk-Weighted Assets)	$ 19,170	10.7%	$ 14,344	8.0%	$ 17,930	10.0%
Tier I Capital (to Risk-Weighted Assets)	17,844	10.0	7,172	4.0	10,758	6.0
Tier I Capital (to Adjusted Total Assets)	17,844	7.6	9,408	4.0	11,760	5.0
Tangible Capital (to Adjusted Total Assets)	17,844	7.6	3,528	1.5		N/A
As of September 30, 2002						
Total Capital (to Risk-Weighted Assets)	$ 19,268	11.5%	$ 13,403	8.0%	$ 16,754	10.0%
Tier I Capital (to Risk-Weighted Assets)	17,917	10.7	6,702	4.0	10,052	6.0
Tier I Capital (to Adjusted Total Assets)	17,917	7.8	9,125	4.0	11,407	5.0
Tangible Capital (to Adjusted Total Assets)	17,917	7.8	3,422	1.5		N/A

Without prior regulatory approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At September 30, 2003, total stockholders' equity of the Bank was $17,968,000, of which approximately $1,018,000 was potentially available for distribution to the Company.

Note 12: Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, October 1, 2002	$ 1,180
New loans, including renewals	951
Payments, etc., including renewals	(407)
Balances, September 30, 2003	$ 1,724

Deposits from related parties held by the Bank at September 30, 2003 and 2002 totaled $1,739,000 and $1,557,000, respectively.

Notes to Consolidated Financial Statements cont.

Note 13: Employee Benefit Plans

The Company approved a defined contribution pension plan covering substantially all employees effective September 1, 2002. Employees may contribute up to the maximum amount determined by the IRS, with the Company matching 50% of the employee's contribution on the first 4% of the employee's compensation. Additionally, the Company will contribute 3% of the employee's compensation each pay period, and an additional 2% if the employee is employed on the last day of the Plan year. Employer contribution charged to expense for 2003 was $142,440.

The Company approved termination of the defined benefit pension plan, effective December 31, 2002. The Company's defined-benefit pension plan covered substantially all of its employees. The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements:

	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ 1,868	$ 1,612
Service cost	—	98
Interest cost	—	114
Actuarial loss	389	53
Benefits paid	(2,257)	(9)
Benefit obligation at end of year	—	1,868
Change in plan assets		
Fair value of plan assets at beginning of year	1,713	1,511
Actual return on plan assets	78	36
Employer contribution	466	175
Benefits paid	(2,257)	(9)
Fair value of plan assets at end of year	—	1,713
Funded status	—	(155)
Unrecognized net actuarial loss	—	—
Unrecognized transition liability	—	—
(Accrued) Prepaid benefit cost	$ 0	$ (155)

	2003	2002	2001
Components of net periodic benefit cost			
Service cost	$ —	$ 98	$ 73
Interest cost	—	114	58
Expected return on plan assets	—	(61)	(96)
Net amortization and deferral	—	(29)	30
Curtailment loss	311	155	—
Net periodic benefit cost	$ 311	$ 277	$ 65
Assumptions used in the accounting were:			
Discount rate		5.50%	4.69%
Rate of increase in compensation		4.00%	4.00%
Expected long-term rate of return on assets		6.00%	5.00%

Table Dollar Amounts in Thousands

Note 14: Stock Option Plan

The Company has six stock option plans consisting of, two Incentive Stock Option Plans for Officers and Key Employees , two Stock Option Plans for Non-employee Directors, that were approved by the Board of Directors and two plans for officers, key employees and directors, that were approved by the Board of Directors and were ratified by the Company's shareholders at the annual meetings in February 1993, February 1995, February 1997, and February 2002. The number of shares that are authorized for issuance pursuant to options under the plans for granting to officers, key employees and directors is 629,924. Options expire 10 years after the date of grant and are issued at the market price of the Company's stock on the date of grant, therefore, no compensation expense was recognized. For the plans ratified in February 1993, eligible officers and directors are able to exercise options awarded to them one year after the grant date. For the other plans, eligible officers and directors are able to exercise options awarded to them immediately after the grant date.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rates	4.54%	4.32% to 5.33%	5.00% to 5.50%
Dividend yields	2.66%	2.75% to 3.40%	3.10%
Volatility factors of expected market price of common stock	20%	19% to 20%	16.00% to 24%
Weighted-average expected life of the options	10 years	10 years	10 years

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended September 30, 2003, 2002 and 2001.

	2003		2002		2001	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	415,656	$5.44	438,306	$3.52	444,826	$3.39
Granted	9,000	7.91	161,300	6.36	10,400	5.36
Exercised	(70,930)	3.49	(182,950)	1.71	(16,620)	1.25
Forfeited/expired	(2,061)	6.50	(1,000)	5.44	(300)	5.27
Outstanding, end of year	351,665	5.89	415,656	5.44	438,306	3.52
Options exercisable at year end	351,665	5.89	399,451	5.43	428,106	3.48
Weighted-average fair value of options granted during the year		1.97		1.42		1.39

As of September 30, 2003, the options outstanding and exercisable are as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life (Months)	Number	Weighted-Average Exercise Price
$2.51 to $5.00	124,580	19.78	124,580	$3.80
$5.01 to $7.50	177,800	96.45	177,800	6.31
$7.51 to $10.00	47,400	61.97	47,400	9.58
$10.01 to $12.50	1,885	62.10	1,885	11.88
	351,665	64.46	351,665	5.89

Notes to Consolidated Financial Statements cont.

Note 15: Earnings Per Share

Earnings per share (EPS) were computed as follows:

		2003	
	Income	Weighted-Average Shares	Per Share Amount
Net income	$ 1,823	3,236,642	
Basic earnings per share			
Income available to common stockholders			$ .56
Effect of dilutive securities			
Stock options		113,071	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,823	3,349,713	$ .54

Options to purchase 49,285 shares of common stock at between $7.905 and $11.875 per share were outstanding at September 30, 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

		2002	
	Income	Weighted-Average Shares	Per Share Amount
Net income	$ 1,867	3,205,099	
Basic earnings per share			
Income available to common stockholders			$ .58
Effect of dilutive securities			
Stock options		152,081	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,867	3,357,180	$ .56

Options to purchase 42,746 shares of common stock at between $7.375 and $11.875 per share were outstanding at September 30, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

		2001	
	Income	Weighted-Average Shares	Per Share Amount
Net income	$ 2,405	3,118,269	
Basic earnings per share			
Income available to common stockholders			$ .77
Effect of dilutive securities			
Stock options		187,239	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 2,405	3,305,508	$ .73

Table Dollar Amounts in Thousands

Note 16: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Bank's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Bank does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 4,623	$ 4,623	$ 6,224	$ 6,224
Interest-bearing deposits	2,193	2,193	698	698
Held-to-maturity securities	8,470	8,498	10,110	10,236
Loans, net of allowance for loan losses	205,476	218,271	195,526	209,843
Interest receivable	1,148	1,148	1,265	1,265
Stock in FHLB	4,783	4,783	4,591	4,591
Financial liabilities				
Deposits	164,447	164,702	157,688	162,162
Short-term borrowings	6,360	6,360	2,778	2,778
Long-term debt	39,925	41,709	42,941	45,133
Interest payable	274	274	348	348

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Interest-bearing Time Deposits

For these short-term instruments, the carrying amount approximates fair value.

Investment Securities

Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

FHLB Stock

The fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term Borrowings

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Notes to Consolidated Financial Statements cont.

Long-term Borrowings

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The fair value of letters of credit and lines of credit is based on fees currently charged.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 17: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, automobiles, income producing commercial real estate and residential real estate.

At September 30, 2003 and 2002, the Bank had outstanding commitments to originate loans aggregating approximately $2,899,000 and $2,148,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $1,935,000 and $1,269,000 at September 30, 2003 and 2002, respectively, with the remainder at floating market rates.

Total mortgage loans in the process of origination amounted to $2,643,000 and $4,620,000 at September 30, 2003 and 2002, respectively. Substantially all mortgage loans in the process of origination were commitments to originate variable rate loans.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At September 30, 2003, the Bank had granted unused lines of credit to borrowers aggregating approximately $1,494,000 and $19,043,000 for commercial lines and open-end consumers lines, respectively. At September 30, 2002, the Bank had granted unused lines of credit to borrowers aggregating approximately $1,297,000 and $14,462,000 for commercial lines and open-end consumers lines, respectively.

Table Dollar Amounts in Thousands

Note 18: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheet

	2003	2002
Assets		
Deposits with subsidiary	$ 3,843	$ 3,213
Commercial loans	461	105
Investment in common stock of subsidiary	17,968	18,044
Other assets	8	14
Total assets	$ 22,280	$ 21,376
Liabilities		
Other liabilities	$ 202	$ 82
Stockholders' Equity	22,078	21,294
Total liabilities and stockholders' equity	$ 22,280	$ 21,376

Condensed Statement of Income

	2003	2002	2001
Income			
Dividends from subsidiary	$ 2,000	$ 2,000	$ 950
Interest income	76	92	125
Total income	2,076	2,092	1,075
Expenses			
Other expenses	178	146	144
Income Before Equity in Undistributed Income of Subsidiary	1,898	1,946	931
Equity in Undistributed Income of Subsidiary	(75)	(79)	1,474
Net Income	$ 1,823	$ 1,867	$ 2,405

Condensed Statement of Cash Flows

	2003	2002	2001
Operating Activities			
Net income	$ 1,823	$ 1,867	$ 2,405
Equity in undistributed income of subsidiary	75	79	(1,474)
Net change in other assets and liabilities	128	27	9
Net cash provided by operating activities	2,026	1,973	940
Investing Activities			
Net change in loans	(356)	2,460	(1,269)
Net cash provided (used) by investing activities	(356)	2,460	(1,269)
Financing Activities			
Proceeds (repayment) from borrowing		(1,000)	1,000
Proceeds from exercise of options	248	314	28
Purchase of treasury stock	(577)	(312)	(29)
Dividends paid	(711)	(629)	(546)
Net cash used by financing activities	(1,040)	(1,627)	453
Net Change in Cash and Cash Equivalents	630	2,806	124
Cash and Cash Equivalents at Beginning of Year	3,213	407	283
Cash and Cash Equivalents at End of Year	$ 3,843	$ 3,213	$ 407

First Federal Bancorp, Inc. Leaders

Board of Directors

Ward D. Coffman, III, Attorney, Sole Practitioner

Robert D. Goodrich, II, Chairman of the Board and Chief Executive Officer

Wendy's Management Group, Inc. (Restaurants)

Patrick L. Hennessey, President, P & D Transportation (Trucking Company)

Connie Ayres LaPlante, Senior Vice President and Treasurer, First Federal Savings Bank of Eastern Ohio

John C. Matesich, III, President, Matesich Distributing Co. (Beverage Distribution)

Don R. Parkhill, Vice President and Director, Jacobs, Vanaman Agency, Inc. (Insurance)

J. William Plummer, President and Chief Executive Officer, First Federal Savings Bank of Eastern Ohio

Executive Officers

John C. Matesich, III, Chairman of the Board

J. William Plummer, President and Chief Executive Officer

Ward D. Coffman, III, Secretary

Connie Ayres LaPlante, Treasurer

Shareholder Services

Bancorp serves as primary transfer agent and dividend distributing agent for its shares. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

First Federal Bancorp, Inc.
505 Market Street
P.O. Box 2865
Zanesville, Ohio 43702-2865
Attention: Corporate Treasurer

First Federal Savings Bank of Eastern Ohio Directors and Officers

Ward D. Coffman, III, Director

Robert D. Goodrich, II, Director

Patrick L. Hennessey, Director

Connie Ayres LaPlante, Senior Vice President, Treasurer and Director

John C. Matesich, III, Chairman of the Board

Don R. Parkhill, Director

J. William Plummer, President, Chief Executive Officer and Director

Jack W. Imes, Senior Vice President, Chief Lending Officer

Larry W. Snode, Secretary and Senior Vice President

Thomas N. Sulens, Senior Vice President

Alice Browning, Vice President of Accounting

David P. Curby, Vice President of Lending

Amanda Dhir Pruett, Vice President of Human Resources

John F. Ginikos, Vice President of Appraising

Jim Hayes, Vice President of Sales/Branch Administration

Brian Kaufman, Vice President of Savings

Al Sampson, Vice President, Central Ohio Lending Manager

Gordon E. Spillman, Vice President of Coshocton Area

Christi A. Eyerman, Assistant Vice President

Debbie Gheen, Assistant Vice President

Teresa Hennessy, Assistant Vice President

Noelle Jarrett, Assistant Vice President

Parting Words

Annual Meeting

The Annual Meeting of Shareholders of First Federal Bancorp, Inc., will be held on February 18, 2004, at 2:00 p.m. Eastern Standard Time, at the Holiday Inn, 4645 East Pike, Zanesville, Ohio 43701. Shareholders are cordially invited to attend.

Annual Report on Form 10-KSB

A copy of Bancorp's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

First Federal Bancorp, Inc.
505 Market Street
P.O. Box 2865
Zanesville, Ohio 43702-2865
Attention: Corporate Treasurer

Bancorp will provide any Exhibit to the Form 10-KSB to Shareholders upon request and the payment of Bancorp's reasonable expenses incurred in furnishing such Exhibit.

First Federal serving our customers at these locations

Web Site–http//:www.firstfedonline.com

Zanesville, Ohio 43701
Main Office
505 Market Street
990 Military Road
2810 Maysville Pike

Roseville, Ohio 43777
55 Main Street

Coshocton, Ohio 43812
639 Main Street

Newcomerstown, Ohio 43832
220 E. State Street

Loan Production Office

Gahanna, Ohio 43230
319 Stoneridge Lane



Accomplishing our goals.

FIRST FEDERAL
A Better Way to Bank

505 Market Street P.O. Box 2865 Zanesville, Ohio 43702-2865 www.firstfedonline.com